Exhibit 4.3

WE HEREBY CERTIFY THIS TO BE A TRUE COPY OF THE ORIGINAL.
SACKER & PARTNERS LLP SACKER & PARTNERS LLP Date 26.5.06

FUNDING AGREEMENT

REUTERS PENSION FUND

This Agreement is made on 23rd May 2006

Between:

(1)	REUTERS LIMITED (Company number 145516) whose registered office is at the Reuters Building, South Colonnade, Canary Wharf, London E14 5EP (“the Company”)
(2)	THE MANAGING COMMITTEE OF REUTERS PENSION FUND (acting through two duly authorised representatives) (“the Managing Committee”) and
(3)	REUTERS PENSION FUND LIMITED (Company number 433398), whose registered office is also at the Reuters Building, as trustee of Reuters Pension Fund (“the Trustee”).

Introduction

The Company has made a number of proposals to the Managing Committee and the Trustee (together “the Trustees”, meaning either or both of the Managing Committee and the Trustee as the context requires) relating to the funding and investment strategy of RPF and the benefits provided under RPF. This Agreement records the agreement reached between the Company and the Trustees following discussion of the proposals.

Operative Provisions

1.	Definitions and Interpretation
1.1	In this Agreement:-

“Adjustment”	has the meaning given in clause 4.6 below.

“Factiva Debt”

means any debt due under section 75A of the Pensions Act 1995 if Dow Jones Reuters Business Interactive Limited ceases to participate in the Scheme provided that debt is paid at the same time as or before the payment referred to in clause 4.3.

“Incentive Payment Reduction”	has the meaning given in clause 4.4 below.

“Incentive Payments”

means the incentive payments referred to in clause 9.1 below, save that in relation to an active member or deferred pensioner who has benefits in both RPF and Reuters Supplementary Pension Scheme (“SPS”) it means that proportion of the incentive payments which relates to RPF, for which purpose the incentive payment made in relation to him or her will be deemed to be apportioned between RPF and SPS in the proportions which the member’s cash equivalents in RPF and SPS bear to each other.

“Relevant Pensions”	has the meaning given in clause 7.4 below.

“RPF”	means Reuters Pension Fund.

“Special Contribution”	means the contribution payable under clause 4.2 below.

“Surplus”	has the meaning given in clause 7.3 below.

“Transfer Programme”	means the programme referred to in clause 9.1 below.
1.2	In the interpretation of this Agreement, unless the context requires otherwise:
(a)	the singular includes the plural and vice versa;
(b)	references to legislation enacted in the United Kingdom, but which does not extend to Northern Ireland, include any corresponding legislation in force in Northern Ireland;
(c)	references to any legislation or any provision of it include references to any subordinate legislation made under it; and
(d)

references to any legislation or any provision of it include references to any previous legislation or provision relating to the same subject-matter or to any modification or re-enactment of it for the time being in force. References to any subordinate legislation or any provision are to be similarly construed.

2.	Investment Strategy
2.1

Subject to clause 2.3 below, the Company and the Trustees agree to implement an investment strategy that seeks to reduce interest rate and inflation risk within RPF (namely a swaps overlay) which addresses:-

(a)	the percentage of RPF’s interest rate and inflation risk to be hedged and the nature of the contracts to be used to do so;
(b)	the timing of the implementation of the overlay (subject to clause 2.3 below);
(c)	how RPF assets will be invested to meet the RPF’s side of the obligations to the swaps counterparties;
(d)	the percentage (initially no greater than 55% of RPF’s assets) to be invested in growth-seeking assets; and
(e)	the way in which the growth seeking assets will be diversified.

Once agreed, the new investment strategy will be set out in an agreed Statement of Investment Principles.

2.2

The Company agrees to meet the cost of implementing the swaps overlay within 90 days after that cost is incurred and notified in writing to the Company. For this purpose, the cost of implementing the swaps overlay includes:-

(a)	the mid-offer spread paid when executing the swap, subject to the Company having been informed and having agreed the mid-offer spread or an acceptable range in advance;
(b)

the fees charged by the Trustees’ investment consultants and legal advisers in relation to advice about the swaps overlay and the counterparty and other agreements relating to that overlay, subject to the Company having approved in advance fee budgets produced by the Trustees’ investment consultants and legal advisers and the final fees being in line with these fee budgets; and

(c)

the set-up charges made by the Trustees’ execution agent in relation to the implementation of the swaps, subject to the Company having approved in advance a budget for these charges and the final charges being in line with the budget.

2.3	The Company and the Trustees acknowledge that:-
(a)	the detailed design of the swaps overlay and underlying investment strategy still needs to be approved by the Trustees; and
(b)	the strategy referred to in clause 2.1 above will be implemented as soon as is practicable, but in a manner that attempts to smooth the rates at which the swaps are entered into.
2.4	The Trustees agree that following payment of the Special Contribution:-
(a)	they will not make changes to RPF’s investment strategy as agreed under clause 2.1 above without consulting with the Company a reasonable period in advance of the proposed change;
(b)	they will provide the Company with such information as it reasonably requires to monitor the progress of RPF’s investments;
(c)	a representative of the Company will be invited to attend the relevant part of any meetings of the Trustees and their sub-committees at which investment strategy is to be discussed;
(d)

the Company representative will receive notice of meetings and agenda papers, so far as relevant to investment strategy, and will be entitled to speak at the meetings, but will not be a trustee director or a member of any investment sub-committee of the Trustees and therefore will not have a vote or count for quorum purposes;

(e)	the Company may make proposals to develop investment strategy for discussion with the Trustees.
3.	Statement of Funding Principles

The Company and the Trustees have agreed that the RPF’s “technical provisions” will be valued as set out in the Statement of Funding Principles appended as Schedule 1 (and taking account of any adjustments made in line with clause 7.4.4).

4.	Recovery Plan
4.1

The recovery plan will be based on the deficit of £189 million estimated by the Scheme Actuary as at 31 December 2005 plus £4.2 million being a payment which the Company instructs the Managing Committee under RPF Rule 11c to apply in providing the discretionary pension increases referred to in clause 7.1 below.

4.2	The Company agrees to pay £153.2 million as a contribution to RPF within 30 days after the date of this agreement (“the Special Contribution”).
4.3

If the Transfer Programme proceeds, the Company will pay as a contribution to RPF at the earliest tax efficient opportunity following completion of the Transfer Programme an amount (if any) calculated as set out below:

4.3.1	£40 million minus:-
(a)	the Incentive Payment Reduction and
(b)	the Factiva Debt (if any)

plus

4.3.2	the Adjustment.
4.4

The “Incentive Payment Reduction” will be equal to the amount of the Incentive Payments made but subject to a cap equal to the difference between the sum of the past service reserves (calculated using the assumptions in the Statement of Funding Principles for the deferred pensioners and active members who elect to transfer) and the sum of their standard cash equivalents. The Incentive Payment Reduction will be calculated at the same date(s)as the cash equivalents.

4.5

If the Transfer Programme does not proceed, provided that the Trustees have complied with clause 9.2 below to the extent that they have been requested to do so by the Company, the Company will pay £40 million plus the Adjustment as a contribution to RPF.

4.6	The “Adjustment” means a notional return as calculated by the Scheme Actuary equal to:
4.6.1

the notional return on a sum of £40m invested in line with the notional bond portfolio outlined below in the period from the date of payment of the Special Contribution to the date on which the payment referred to in clause 4.3 or 4.5 above is made; minus

4.6.2

the notional return on a sum equal to the Incentive Payment Reduction invested in line with the notional bond portfolio outlined below in the period from the date of calculation of the cash equivalents to the date on which the payment referred to in clause 4.3 or 4.5 above is made.

Half of the notional bond portfolio is assumed to be invested in line with the UK gilts over 15 years total return index and the other half is assumed to be invested in line with the index linked UK gilts over 5 years total return index.

4.7	The Company will use its reasonable endeavours either to proceed with the Transfer Programme (or to decide not to do so) within 7 months after the date of this Agreement.
5.	Future Service Benefits and Contributions
5.1

The Trustees note that the Company proposes to make a change to the employment contracts of current active members of RPF to give them the choice of maintaining the current accrual rate and increasing their contributions to 9% of salary or switching to an 80ths accrual rate and maintaining their current contribution rate of 6% of salary.

5.2

It is agreed that the overall contributions in respect of accruing benefits shall be assessed using the attained age method and will be 25.8% of salaries for members opting for 60ths and 19.0% of salaries for members opting for 80ths (including an allowance for ill-health benefits) plus the premium for any life cover as calculated by the Scheme Actuary, these rates to be reviewed after each triennial actuarial valuation. In the event that the Company decides to provide ill-health benefits outside the RPF in future, these rates will be reduced by an appropriate amount calculated by the Scheme Actuary from the time that this takes effect.

5.3

The Company agrees that it will in addition continue to pay the appropriate Pension Adjustment percentage under RPF Rule 12b and contributions representing the National Insurance saving arising from the Pension Adjustment.

5.4	The Trustees agree to amend the RPF Rules in due course to reflect the changes to benefits and contributions set out in clause 5.1 above, to the extent that those changes have been made contractually.
6.	PPF Levies and Administration Expenses

The Company agrees that it will, in addition to the contributions set out above, reimburse the Trustees for any levy which they are required to pay to the Pension Protection Fund and for all expenses of administering RPF, for the period covered by the schedule of contributions reflecting this Agreement.

7.	Discretionary Pension Increases
7.1

The Company and the Trustees agree that (subject to payment of the Special Contribution) a discretionary increase of 2.7% will be provided under RPF Rule 11c as set out in clause 7.2 below, subject to the Scheme Actuary recommending that a discretionary increase can be paid, on:

(a)	that part of any pension in payment (or postponed under Rule 25) which is not subject to automatic increases under the Scheme Rules or statute in excess of any GMP in payment; and
(b)

if a deferred pension exceeds the value for money guarantee provided under the Rules, any part of that deferred pension in excess of any GMP which is not subject to automatic increases under the Scheme Rules or statute.

In addition, pensions in payment relating to service after 5 April 2005 will receive a discretionary increase of 0.2% (i.e. the difference between 2.7% and 2.5%).

7.2	The increase will be paid in July 2006 but will be backdated to May 2006.

7.3

The Company and the Trustees agree that a funding check will be made by the Scheme Actuary during the first three months of each calendar year to assess as at the preceding 31 December the amount (the “Surplus”) (if any) by which the assets in the RPF exceed the technical provisions. The first such funding check will undertaken in 2007 and the last in 2010. The Scheme Actuary’s report in this regard will be addressed jointly to the Trustees and the Company. In calculating this, the Scheme Actuary will use:-

(a)

the actuarial basis (“the Basis”) used for determining contributions to the Scheme which is current at the date of the relevant funding check. As at the date of this agreement that basis is set out in the Statement of Funding Principles appended as Schedule 1. For the avoidance of doubt, the technical provisions determined for this purpose include the reserve which will build up as a consequence of using the Attained Age Method; or

(b)

such alternative actuarial basis (after allowing for changes in market yields that are incorporated in the basis) as the Scheme Actuary considers appropriate for the ongoing funding of the RPF. Any alternative basis will not, without the consent of the Company, be weaker (less conservative) than the Basis which is current at that time.

If the payment referred to in clause 4.3 above has not been paid at the effective date of the 2007 funding check, the funding check will be calculated on the basis that the amount referred to in clause 4.3 calculated as at the effective date of the funding check in accordance with clause 4.6 is due and part of the assets.

7.4

If the funding check reveals a Surplus, the Company agrees that the Trustees may (subject to the consent of the Scheme Actuary) use up to 40% of any Surplus to provide under RPF Rule 11c a discretionary increase on “Relevant Pensions” namely:

(a)	that part of any pension in payment (or postponed under Rule 25) which is not subject to automatic increases under the Scheme Rules or statute in excess of any GMP in payment; and
(b)	that part of any pension in payment relating to service after 5 April 2005; and
(c)

if a deferred pension exceeds the value for money guarantee provided under the Rules, any part of that deferred pension in excess of any GMP which is not subject to automatic increases under the Scheme rules or statute on the basis set out below, with effect from 1 January in the relevant year, subject to the following conditions:

7.4.1

Relevant Pensions which are not subject to automatic increases may be increased by a maximum of the change in RPI in the year to the preceding September, subject to a maximum increase of 5% (“5% LPI”);

7.4.2

Relevant Pensions relating to pensionable service after 5th April 2005 which are subject to statutory increases in line with the change in RPI in the year to the preceding September, subject to a maximum increase of 2.5% (“2.5% LPI”) may be further increased to bring them up to 5% LPI, subject to the Company’s consent;

7.4.3

catch-up increases (that is, increases which could have been payable under either of the above conditions in previous years from 2007 onwards, but which were not paid owing to there not being sufficient Surplus) may be granted subject to the Company’s consent; and

7.4.4

if a discretionary increase is granted in accordance with the previous conditions, then the Trustees undertake to adjust, for the purpose of the next annual funding check, the valuation assumptions as to the proportion of assets invested in growth assets so that the value placed on the technical provisions is increased by 150% of the amount of Surplus used to provide the discretionary increase. The calculation of the technical provisions under the Statement of Funding Principles will be adjusted in the same way;

7.4.5	the cost of the increase awarded in any year in respect of deferred pensions may not exceed £100,000.
7.5

The Trustees agree with the Company that they will not, before 31 December 2010, provide without both the Company’s consent and the Scheme Actuary’s recommendation any discretionary pension increases in excess of those detailed above.

8.	Actuarial Valuation
8.1

The Trustees confirm that the next formal valuation of RPF is due as at 31 December 2007 and that they know of no reason why an emergency valuation should be undertaken at an earlier date, but reserve the right to call an earlier valuation if they become aware of events that have a significant impact on RPF’s funding position.

8.2	The Trustees will consult the Company before instigating a formal valuation as at a date earlier than 31 December 2007.
9.	Cash Equivalent transfer value exercise
9.1	The Company proposes to invite deferred pensioners and active members to transfer their benefits from RPF and to make incentive payments to those who agree.
9.2

The Trustees agree to provide such information as the Company may reasonably request for the purpose of this exercise, to instruct the RPF administrators (to the extent required) to provide administrative support to the Company for this exercise, to instruct the Scheme Actuary to carry out the necessary calculations and to generally co-operate with the efficient undertaking of this exercise. The Company recognises that the Trustees will have no other role to play in this exercise apart from making cash equivalent payments as directed by deferred members and active members.

10.	Counterparts

This Agreement may be executed in several counterparts and individual directors of a company and individual members of the Managing Committee may sign separate counterparts, each of which when so executed shall be deemed an original but all of which together shall constitute one and the same Agreement.

Executed by the Parties

On behalf of the Company	On behalf of the Managing Committee and the Trustee

On behalf of the Company	On behalf of the Managing Committee and the Trustee

Schedule 1 – Statement of Funding Principles

Reuters Pension Fund

Statement of Funding Principles

Status

This statement was prepared by the Managing Committee and Trustees of RPF (“the Trustees”) on 24 May 2006 after obtaining the advice of Michael Pomery, the Scheme Actuary to RPF, and is to be taken into account in determining the funding of RPF following the formal actuarial valuation as at the effective date of 31 December 2004, and the informal update of the funding position as at 31 December 2005.

The statutory funding objective

This statement sets out the Trustees’ policy for securing that the statutory funding objective under section 222 of the Pensions Act 2004 is met. The Trustees note that this statement is not required until a formal actuarial valuation of RPF has been carried out with an effective date after 22 September 2005. However, they have agreed with Reuters Ltd that a statement should be drawn up at this stage.

The technical provisions – method

The actuarial method to be used in the calculation of the technical provisions is the Attained Age Method, under which the salary increases assumed for each member are projected until that member is assumed to leave active service by death, retirement or withdrawal from service.

The cost of benefits being earned by members increases with age. This actuarial method uses a level average future service contribution rate over the whole of members’ expected future working lifetimes from 31 December 2005. The effect of this is to build up a reserve in the initial years which can be carried forward to be used to subsidise the future service rate in later years. This reserve is then included in the calculation of the technical provisions.

Assumptions for calculating technical provisions	The assumptions used to calculate the technical provisions are summarised in Appendices A and B.

Discretionary pension increase in 2006

The employer and the Trustees agree that (subject to payment of the contribution of £153.2m by the employer of which £149m is in relation to the past service deficit and £4.2m in relation to the discretionary pension increase) a discretionary increase will be provided on certain pensions in 2006, subject to the Scheme Actuary recommending that a discretionary increase can be paid. Full details are set out in Appendix C.

Policy on discretionary increases until	The employer and the Trustees have agreed a mechanism for assessing whether discretionary pension increases can be provided in years up to

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31 December 2010	31 December 2010. Appendix C gives details of this.

Dealing with shortfalls

If the assets of the RPF are less than the technical provisions at the effective date of any actuarial valuation, a Recovery Plan will be put in place, which requires additional contributions from the employer.

The employer has agreed with the Trustees that contributions to meet £149m of the total past service shortfall of £189m revealed by the informal funding update as at 31 December 2005 will be made in 2006, with the balance of £40m (adjusted in respect of members who transfer out of the RPF as a result of the incentive offer) to be paid following completion of the transfer exercise, expected to be in 2007.

Should a future actuarial valuation reveal a shortfall of assets relative to the technical provisions, the Trustees and the employer will agree an appropriate recovery period at that time, and the shortfall will be met by the payment of additional contributions increasing over the recovery period on an annual basis by no more than the annual increase in the retail prices index. In considering the actual recovery period at any particular valuation the Trustees’ principles are to take into account the following factors:

•	The size of the funding shortfall;
•	The business plans of the employers including how quickly they can reasonably afford to eliminate the shortfall;
•	The size of the funding shortfall;
•	The business plans of the employers including how quickly they can reasonably afford to eliminate the shortfall;
•	The Trustees’ assessment of the financial covenant of the employers;
•	Any contingent security offered by the employers; and
•	Relevant legislation and prevailing market practice.

The Trustees and the employer would normally expect any shortfall to be eliminated within a period of no more than ten years.

The assumptions to be used in these calculations will be those set out above for calculating the technical provisions.

Arrangements for a party other than Reuters Ltd, other participating employers or an RPF member to contribute to RPF

No arrangements have been put in place for any Reuters company other than Reuters Ltd or the other participating employers to contribute to RPF in the event that the participating employers are not able to honour their contribution obligations to RPF.

Policy on reduction of cash equivalent transfer values (CETVs)

The Trustees will ask the Actuary to advise them at each valuation of the extent to which assets are sufficient to provide CETVs for all non-pensioners without adversely affecting the security of the benefits of other members and beneficiaries. The Trustees may reduce CETVs as permitted under this legislation to the extent appropriate based on this actuarial advice.

2

Payments to the Employer

No payments will be made to Reuters Ltd or any other participating employer in circumstances where the assets exceed the actuary’s estimate of the cost of buying out the benefits of all beneficiaries from an insurance company (including the expenses of doing so) and RPF is not being wound up.

Frequency of valuations and circumstances for extra valuations

The RPF’s first actuarial valuation under Part 3 of the Pensions Act 2004 will be carried out as at the effective date of 31 December 2007, and subsequent valuations will in normal circumstances be carried out every three years thereafter.

An actuarial report on developments affecting the RPF’s funding level will be obtained as at each intermediate anniversary of that date, the first such actuarial report being obtained as at 31 December 2008. The Trustees may call for a full actuarial valuation instead of an actuarial report when, after considering the actuary’s advice, they are of the opinion that events have made it unsafe to continue to rely on the results of the previous valuation as the basis for future contributions. However, the Trustees will consult the employer before doing so.

Signatures

This statement has been agreed by the employers:

Signed on behalf of Reuters Limited (and the other participating employers)

Name: /s/ Helen Jones

           /s/ David Grigson

Position:

Date:

This statement was agreed by the Trustees on 24 May 2006:

Signed on behalf of the Trustees of RPF

Name: /s/ Greg Meekings

Position: Trustee

Date:

This statement has been agreed by the Trustees after obtaining actuarial advice from me:

Signed

Name: /s/ Michael Pomery

Position: Scheme Actuary to RPF

Date:

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Appendix A:

Financial assumptions for determining the technical
provisions

Discount rate on liabilities after retirement	The gross annualised redemption yield on the FT-Actuaries Fixed Interest 20 year (all coupon) Index on the effective date plus 0.25% p.a.

Discount rate on liabilities before retirement	The gross annualised redemption yield on the FT-Actuaries Fixed Interest 20 year (all coupon) Index on the effective date plus 1.50% p.a.
If a discretionary pension increase is granted in future years in accordance with the provisions of Appendix C, then this will be adjusted as outlined in Appendix C.

Price inflation

Calculated by reference to the difference between the gross annualised redemption yield on the FT-Actuaries Fixed Interest 20 year (all coupon) Index and the average of the annualised real gross redemption yield on the FTSE Actuaries Government Index-linked Securities Over five years (0% inflation) and (5% inflation) Indices on the effective date.

Salary increases	Price inflation plus 1.5% p.a., plus an allowance for promotional increases of 2.0% p.a. below age 35; 1.0% p.a. between ages 35 and 50, and nil above age 50.

Automatic increases to pensions in payment

Derived from the price inflation assumption allowing for the maximum and minimum annual increases.

To allow for the maximum and minimum, inflation is assumed to have a lognormal distribution with volatility 1.4%.

Revaluation of deferred pensions in excess of GMP which receive automatic increases	The price inflation assumption (subject to review if there is a significant change in the level of this assumption).

Expenses	Insurance premiums to cover the cost of death in service benefits, PPF premiums and the administrative expenses of the Scheme will be paid by the employer.

4

Pension Adjustment

For those members who are participating in the Pension Adjustment (as defined in the explanatory booklet received by members in August 2004), the employer will pay to RPF additional contributions in lieu of the member contributions that would otherwise have been payable and the National Insurance saving arising from the Pension Adjustment (for the duration of their participation in the Pension Adjustment).

Financial assumptions – summary

A summary of all the financial assumptions for calculating the technical provisions for the informal update of the funding position at 31 December 2005, determined using the approach outlined above, is as follows:

% p.a.
Discount rate on liabilities after retirement	4.33% p.a.

Discount rate on liabilities before retirement	5.58% p.a.

Price inflation	2.86% p.a.

Salary increases (excluding promotional increases)	4.36% p.a.

Increases to pensions in payment which receive price inflation up to a maximum of 5% p.a.	2.83% p.a.

Increases to pensions in payment which receive price inflation up to a maximum of 2.5% p.a.	2.10% p.a.

Increases to post-88 GMPs in payment	2.37% p.a.

Revaluation of deferred pensions in excess of GMP which receive automatic increases	2.86% p.a.

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Appendix B:

Demographic assumptions for determining the technical
provisions

Pre-retirement mortality

An appropriate recent table published by the Continuous Mortality Investigation Bureau in respect of members of occupational pension schemes. For the purposes of the first Statement of Funding Principles, the table used will be the A92 table.

Post-retirement mortality

An appropriate recent table published by the Continuous Mortality Investigation Bureau in respect of members of occupational pension schemes with allowance for expected future improvements in longevity. For the purposes of the first Statement of Funding Principles, the table used will be the PA92 tables projected by reference to the calendar year of the effective date plus 20 years (for both future and current pensioners) further adjusted by reference to the medium cohort.

Leaving service	An allowance is made according to an age-related scale. Sample rates are shown below.

Voluntary early retirement	An allowance is made for voluntary early retirements before Normal Pension Age. Sample rates are shown below.

Ill-health early retirement	An allowance is made for early retirements before Normal Pension Age on grounds of ill-health. Sample rates are shown below.

Age difference of spouse	Husbands are assumed to be one year older than their wives.

Percentage married at death	85% of members are assumed to be married at retirement, and 93.5% of members are assumed to be married on death before retirement.

Commutation	Each member is assumed to commute 20% of their pension on retirement.

Sample rates	The tables below illustrate the allowances made for withdrawals, deaths before retirement and retirements from service at various ages.

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Men

	Percentage leaving the scheme in the next year as a result of
Current age	Withdrawal from service %	Death before retirement %	Ill health retirement %	Early retirement %
20	15.0	0.1	0.0	None
25	12.5	0.1	0.0	None
30	10.0	0.1	0.0	None
35	7.5	0.1	0.0	None
40	5.0	0.1	0.0	None
45	2.5	0.1	0.1	None
50	None	0.3	0.1	None
55	None	0.4	0.2	3.0
56	None	0.5	0.2	3.5
57	None	0.6	0.2	4.0
58	None	0.6	0.2	4.5
59	None	0.7	0.3	5.0
60	None	0.7	0.3	19.9

Women

	Percentage leaving the scheme in the next year as a result of
Current age	Withdrawal from service %	Death before retirement %	Ill health retirement %	Early retirement %
20	22.5	0.0	0.0	None
25	18.7	0.0	0.0	None
30	15.0	0.0	0.0	None
35	11.2	0.0	0.1	None
40	7.5	0.1	0.1	None
45	3.7	0.1	0.1	None
50	None	0.2	0.2	None
55	None	0.3	0.3	6.0
56	None	0.3	0.4	7.0
57	None	0.4	0.4	8.0
58	None	0.4	0.5	9.0
59	None	0.4	0.5	10.0
60	None	0.5	0.5	10.9

Life expectancy of retired members	The rates shown below are life expectancies for retired members from 2006 measured in years:

Current age	Life expectancy of male pensioners	Life expectancy of female pensioners
60	27.0	29.8
65	22.3	25.1
70	17.9	20.6
75	13.9	16.4
80	10.2	12.5
85	7.2	9.2
90	4.9	6.5
95	3.5	4.7
100	2.6	3.5

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Appendix C:

Details of discretionary pension increase mechanism

Introduction	This Appendix represents a summary of the terms in the Funding Agreement between the Trustees and employer on providing discretionary pension increases.

Discretionary pension increase in 2006

The employer and the Trustees agree that (subject to payment of the contribution of £153.2m by the employer) a discretionary increase of 2.7% will be provided under RPF Rule l lc as set out below, subject to the Scheme Actuary recommending that a discretionary increase can be paid, on:

•         that part of any pension in payment (or postponed under Rule 25) which is not subject to automatic increases under the Scheme Rules or statute in excess of any GMP in payment and

•         if a deferred pension exceeds the value for money guarantee provided under the Rules, any part of that deferred pension in excess of any GMP which is not subject to automatic increases under the Scheme Rules or statute.

In addition, pensions in payment relating to service after 5 April 2005 will receive a discretionary increase of 0.2% (i.e. the difference between 2.7% and 2.5%).

The increase will be paid in July 2006 but will be backdated to May 2006.

Policy on discretionary increases and funding strategy until 31 December 2010

The Company and the Trustees agree that a funding check will be made by the Scheme Actuary during the first three months of each calendar year to assess as at the preceding 31 December the amount (the “Surplus”) (if any) by which the assets in the RPF exceed the technical provisions.

The first such funding check will undertaken in 2007 and the last in 2010. The Scheme Actuary’s report in this regard will be addressed jointly to the Trustees and the employer. In calculating this, the Scheme Actuary will use:-

•         The actuarial basis (“the Basis”) used for determining contributions to the Scheme which is current at the date of the relevant funding check. As at the date of this statement that basis is the same as set out in this statement for calculating the Scheme’s technical provisions. For the avoidance of doubt, the technical provisions determined for this purpose includes the reserve which will build up as a consequence of using the Attained Age Method; or

•         Such alternative actuarial basis (after allowing for changes in market yields that are incorporated in the basis) as the Scheme Actuary

8

considers appropriate for the ongoing funding of the RPF. Any alternative basis will not, without the consent of the employer, be weaker (less conservative) than the Basis which is current at that time.

If the employer has not yet paid the second special contribution due under the funding agreement with the Trustees at the effective date of the 2007 funding check, the funding check will be calculated on the basis that a notional special contribution (calculated as at the effective date of the funding check in accordance with the agreement) is due and part of the assets.

If the funding check reveals a Surplus, the employer agrees that the Trustees may (subject to the consent of the Scheme Actuary) use up to 40% of any Surplus to provide under RPF Rule 11c a discretionary increase on “Relevant Pensions” namely:

•        that part of any pension in payment (or postponed under rule 25) in excess of any GMP which is not subject to automatic increases under the Scheme rules or statute in excess of any GMP in payment, and

•        that part of any pension in payment relating to service after 5 April 2005; and

•        if a deferred pension exceeds the value for money guarantee provided under the Rules, any part of that deferred pension in excess of any GMP which is not subject to automatic increases under the Scheme rules or statute on the basis set out below, with effect from 1 January in the relevant year, subject to the following conditions:

•        Relevant Pensions which are not subject to automatic increases may be increased by a maximum of the change in RPI in the year to the preceding September, subject to a maximum increase of 5% (“5% LPI”);

•        Relevant Pensions relating to pensionable service after 5 April 2005 which are subject to statutory increases in line with the change in RPI in the year to the preceding September, subject to a maximum increase of 2.5% (“2.5% LPI”) may be further increased to bring them up to 5% LPI, subject to the employer’s consent;

•        Catch-up increases (that is, increases which could have been payable under either of the above conditions in previous years from 2007 onwards, but which were not paid owing to there not being sufficient Surplus) may be granted subject to the employer’s consent;

•        If a discretionary increase is granted in accordance with the previous conditions, then the Trustees undertake to adjust, for the purpose of the next annual funding check, the valuation assumptions as to the proportion of assets invested in growth assets so that the value placed on the technical provisions is increased by 150% of the amount of Surplus used to provide the discretionary increase. The calculation of the technical provisions under this Statement will be

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adjusted in the same way; and

•        The cost of the increase awarded in any year in respect of deferred pensions may not exceed £100,000.

The Trustees agree with the employer that they will not, before 31 December 2010, provide without both the employer’s consent and the Scheme Actuary’s recommendation any discretionary pension increases in excess of those detailed above.

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